







CAPSLL ™

SAVE YOUR STORY

Contact: Clint Davis (Founder & CEO)
clint@capsll.life



Problem

Platform & Proficiency

People cannot simply save their history in an easy to access, media collective.

People don't know how to tell their stories.

Passing personal history on is disorganized and difficult.

Solution



Integration & Inspiration

1 An inclusive media space to collate audio, video, pictures and documents in a single collective.

2 Coached storytelling to help people effectively recount memories.

3 Permission based functionality allowing selective access to content.

Product
"You should Capsll that!"

Pass your stories on to future generations with Legacy

Be inspired by others on the optional public feed





Learn to tell your stories effectively





Open Capsll with multiple media formats



Patent Pending

NOTE: app pictured is currently in development. Final version may contain different features.



Milestones



**Build
Capsll V.1**

Coached Storytelling
Video & Audio
Public Feed
Legacy Function
(Apple only)



**Capsll
Launch**

Go to Market with
1st Strategic
Partnership



Scale V.1

Targeted Advertising

Build V1.2
Add Pic & Docs

$250k

Seed Round

1k

Trial Users
(100 Free Lifetime Influencers)

5k

Subscriptions



Subscription Business Model

Subscription benefits: Coached Storytelling, Organized content, Legacy contacts, Public Feed Access, Community, Monetized Content (future build), Remote Recording (Future Build).

Free Trial

All users enjoy a full functionality 14 day free trial when creating a Capsll profile.

Limited

- 2GB Storage
- Limited Legacy Contacts

$39 Yearly | **$3.99** Monthly

Unlimited

- Unlimited Storage
- Unlimited Legacy Contacts
- Prioritized Public Feed
- Monetized content (Future build)

$79 Yearly | **$7.99** Monthly

Family

- 4X Unlimited Accounts (same household)
- Unlimited Storage
- Unlimited Legacy Contacts

$199 Yearly | **$19.99** Monthly

Users can also opt for Storage Only for $1.99 per month. (Capsll stores content which can only be viewed by user. There is no app functionality on this plan.) Alternatively, users can request to download their content if leaving the app entirely.

Subscription Model TAM



Ages 60 - 90

Baby Boomers & Silent Generation

96 Million People

72 Million online daily

Ages 35 - 60

Generation X
66 Million People

75% committed online shoppers

49.5 Million

121.5 Million TAM

U.S.A only

Ancestry.com

3 Million

Active Subscriptions

DNA Companies

26 Million Americans have taken a DNA test

C◆ CAPSLL™

Subscriptions

Free trial

Scenario
based on
3M Subscriptions

$21,271,000

Monthly

30%

20%

5%

	Limited $3.99 ($39)	20%
	Unlimited $7.99 ($79)	15%
	Family $19.99 ($199)	10%

**First year target: 5k subscriptions
(Break even at month 9)**

* Legacy Storage Only $1.99

The CapsII Advantage





		 Facebook	 Youtube	 Podcast	 Instagram	 Dropbox
Coached Storytelling	Version 1 More in V1.2	x	x	x	x	x
Multiple Media Formats	Video + Audio V.1 Pic + Doc V1.2	No Audio only No Docs	No Audio only No Pics No Docs	No Pics No Docs Video for select users	No Audio only No Docs	✔
Perpetuity Sharing	Pre-selected for Profile Transfer & Content Download	Profile Memorialized by request (Not Comprehensive)	Profile Memorialized by request (Not Comprehensive)	x	Profile Memorialized by request (Not Comprehensive)	Court Order required
Public Feed	Version 1	✔	✔	✔	✔	x
Navigable Timeline	Version 1.2	✔ Difficult to Navigate	x	x	x	x

Capsll operates on a **subscription model**, building trust by eliminating the need for user data farming and targeted user marketing.

Target Market



(U.S.A. Specific)

Ages 60 -90
Baby Boomers & Silent Generation

35-60
Generation X

---

96 Million
Current number of Seniors.

70 M more within 20 years

Will outnumber children in the next 10 years

1.6 Trillion
Spending power

7 Billion spent online annually

80% of all luxury travel, creating memories

55+
Fastest growing user segment to embrace computer tech

75% are online daily

---

66 Million
Current no. of Gen X'ers

31% of the total U.S income

Extremely nostalgic

2.4 Trillion
Spending power (Higher than any generation)

Highest brand loyalty at 40% of revenue from return customers

---

51%
Leadership roles held globally

They have stories to tell

Important base for future "Capsl Professional"

https://www.revlocal.com/resources/library/blog/6-surprising-statistics-that-will-help-you-market-to-generation-x
https://www.suddenlysenior.com/senior-facts-and-figures   https://www.fona.com/genx0419/   https://www.statista.com/statistics/797321/us-population-by-generation
https://www.cbre.us/real-estate-services/real-estate-industries/omnichannel/the-definitive-guide-to-omnichannel-real-estate/consumers/how-does-online-spending-vary-be-generation



Go to Market Approach



Strategic Partnerships
Home Care and Senior Living



Exclusive
User Invites



Targeted
Marketing





WIRED

GUIDES   OUR FAVORITE E-BIKES   4 FANTASTIC M

LISA KANAREK   GEAR   05.10.2021 07:00 AM

How to Use Tech to Capture Your Family History

Our elders have rich stories to share. There's no better time than now to sit down and hit Record.



THE WALL STREET JOURNAL.

What adults 55 and older want to be remembered for most

70%
The memories I've shared with loved ones

41%
The quality of my marriage/partnership

17%
My passions, interests or hobbies

11%
The success I've had in my work/career

5%
The amount of wealth I've accumulated

Source: Merrill Lynch Wealth Management/Age Wave 'Leaving a Legacy: A Lasting Gift to Loved Ones' 2019

ere, the size of your nest egg

Why Now? ⊕

Mass Adopters

Covid-19 brought a renewed openness to online engagement with masses adopting deeper remote digital presence.
The pandemic encouraged new thought around life and legacy.

Market Opportunity

Mistrust in "big-tech" has resulted in skepticism toward social media, resulting in fewer people posting fewer of the memories they once trusted to these platforms.

Vision
& Application



Legacy



Creators



Seniors



Social impact



Terminally ill



Military

Our Team





Clint Davis
Founder, CEO

Extensive international experience.
Former commercial radio host to 5 million
listeners, program director, corporate
podcast executive producer.
South Africa, Dubai, Australia, U.S.A.



Sam Syed
Co Founder, CFO

15 years of Finance experience,
Trading, Wealth Management, Advisory
& Risk.
U.K, Dubai, U.S.A.



Anton Devenish
Co Founder, HoP

Veteran UI/UX Designer with vast
experience in infrastructure architecture and
complex technical project management.
South Africa, U.K, Indonesia, Australia, New
Zealand, Europe.




